Media Release 1 February 2019 AEST 31 January 2019 GMT

Exhibit 99.1

CEO Appointment

James Hardie Industries plc (ASX:JHX) announced today that Dr Jack Truong, previously announced as the CEO successor on 7 September 2018, has been officially appointed as the CEO, and to the Board of Directors, effective 31 January 2019.
Commenting on the announcement James Hardie Chairman, Michael Hammes, said: “As we noted on 7 September 2018, we felt a structured transition and handover would be in the best interest of shareholders. After an effective transition period of approximately five months the Board, along with Louis, decided 31 January 2019 was the appropriate date for Jack to be appointed as CEO. The Board thanks Louis for his leadership over the 14 years he served as the CEO of James Hardie.”
Commenting on his formal appointment, Dr Truong said: “I would like to thank Louis and the entire James Hardie team for their commitment to a successful transition. I am excited to take on the challenge of leading the next phase of James Hardie’s growth.”
The material terms of Dr Truong’s appointment are set out in the attachment.
With Dr Truong’s appointment, Mr Gries has also resigned from the Board of Directors, effective 31 January 2019.
Dr Truong and Matthew Marsh, Chief Financial Officer, will present the Q3 FY19 results in Sydney, Australia on 5 February 2019 at 10:00 a.m. AEDT.

- End -

Media/Analyst Enquiries:
Jason Miele
Vice President, Investor & Media Relations

Telephone:	61 2 8845 3352
Email:	media@jameshardie.com.au

Media Release	1

Media Release 1 February 2019 AEST 31 January 2019 GMT

Summary of Material Terms of Employment with Jack G. Truong

Name	Jack G. Truong
Position	Chief Executive Officer and Executive Director of James Hardie Industries plc and President of James Hardie Building Products Inc.
Commencement Date Term	January 31, 2019. Dr Truong’s contract is not for a fixed term and may be terminated at any time by either party.
Base Salary	USD$800,000 per year, subject to annual review for increase in the discretion of the Remuneration Committee.
Short Term Incentive (STI)
Dr Truong shall be eligible for an annual incentive award based on the achievement of James Hardie and individual performance goals determined, and subject to change, by the Remuneration Committee in its discretion. For the fiscal year ending March 31, 2019, the target annual incentive will be the weighted average of target annual incentive opportunities for the various roles that Dr Truong has held or will hold during this year. For subsequent fiscal years, the target annual incentive award will be at least equal to 100% of Dr Truong’s base salary for that year.

Long Term Incentive (LTI)
Dr Truong shall be eligible to participate in James Hardie’s LTI plan on terms determined by the Remuneration Committee. Program design, including performance measures and weighting, shall be determined by the Remuneration Committee in its discretion, generally on an annual basis. Subject to approval of the Remuneration Committee and any shareholder approval required under applicable law or exchange listing requirements, it is anticipated that Dr Truong’s annual LTI grant for each fiscal year will have a target value as of the grant date of not less than USD$2,100,000.

In addition to the LTI provisions in his employment contract, Dr Truong received a supplemental performance-based LTI award under the James Hardie 2006 Long-Term Incentive Plan, as amended, concurrent with his appointment as Chief Executive Officer, which is comprised of 18,518 relative total shareholder return (“TSR”) restricted stock units (“RSUs”), 9,519 return on capital employed (“ROCE”) RSUs and 28,558 Scorecard LTI awards. In regards to the TSR and ROCE RSU awards, such awards are conditioned on the receipt of stockholder approval in accordance with applicable ASX Listing Rules or receipt of a waiver thereof. Further, such LTI awards are subject to various performance-based vesting criteria, which will be determined on August 17, 2021.

Benefits/ Perquisites
Dr Truong shall be entitled to participate in any employee benefit plans and programs or any perquisite program made available to James Hardie’s senior-level executives from time to time, including, without limitation, 401(k) savings, health, disability and life insurance plans, annual executive wellness and monthly car allowance.

Termination Provisions
In the event that Dr Truong’s employment is terminated by James Hardie for any reason other than for “Cause”, or if Dr Truong voluntarily terminates his employment for “Good Reason”, in addition to those benefits that what would be considered standard for any employee at termination (i.e., unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) Dr Truong will be entitled to receive the following benefits:

•    An aggregate amount equal to the sum of (i) two times Dr Truong’s base salary plus (ii) two times Dr Truong’s target annual incentive, payable in substantially equal periodic installments over the two year period following the date of termination;
•    An amount, if any, with respect to the annual incentive award opportunity for the fiscal year in which termination of employment occurs, as determined under the terms and conditions of annual incentive program(s) then in-effect;
•    All outstanding equity awards will be subject to the terms and conditions of the applicable equity incentive plan and any corresponding award agreement(s); provided, however, that (i) if the date of termination occurs prior to August 21, 2022, any service-based vesting criteria on the long-term incentive awards granted to Dr Truong on August 21, 2017 that were designated as retention awards will be deemed satisfied in full (but any performance criteria then still applicable to those awards will remain in effect);
•    Monthly payments for a period of up to 24 months following the date of termination equal to the premium Dr Truong would be required to pay for continuation coverage under James Hardie’s health benefit plans; and
•    James Hardie will provide Dr Truong with reasonable professional outplacement services for a period of up to 24 months following the date of termination.

Media Release	2

Media Release 1 February 2019 AEST 31 January 2019 GMT

Forward Looking Statements

This Media Release contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

•
statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•
statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking

Media Release	3

Media Release 1 February 2019 AEST 31 January 2019 GMT

statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 22 May 2018, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Media Release	4